UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File No. 001-36565

INNOCOLL HOLDINGS PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

Innocoll Holdings plc
Unit 9, Block D
Monksland Business Park
Monksland, Athlone,
Co. Roscommon, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On April 20, 2016, Innocoll Holdings plc issued a press release announcing the appointment of Lesley Russell, MBChB, MRCP, as its Chief Medical Officer. The press release, attached hereto as Exhibit 99.1, is incorporated herein by reference.

EXHIBITS

Exhibit Number	Description

99.1	Press Release dated April 20, 2016 announcing appointment of Lesley Russell, MBChB, MRCP, as Chief Medical Officer of Innocoll Holdings plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOCOLL HOLDINGS PLC

	By:	/s/ Jose Carmona

		Name:	Jose Carmona
		Title:	Chief Financial Officer

Date: April 27, 2016